Exhibit 99.1

January 15, 2024

Dear Shareholders,

We became aware on Saturday, January 13, 2024, that the online voting instructions related to the upcoming General Meeting of Shareholders of the Company scheduled for January 22, 2024, were incorrect.  Notwithstanding the Company’s diligent review of all relevant materials, a third party unilaterally included on the online version an inaccurate statement that the Board of Directors of the Company had recommended a vote in favor of the proposals to be voted on. We are currently investigating the reason for such erroneous inclusion and have requested a correction of all inaccurate statements.

We are discussing next steps with Company’s counsel but wanted all shareholders of the Company to be aware that the Board of Directors HAS NEVER recommended that the shareholders vote “for” any of the items in the agenda.

Sincerely,

Procaps Group, S.A.

Investor Contact:

Melissa Angelini

IR Director - Procaps Group

ir@procapsgroup.com

investor.procapsgroup.com

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.